EXHIBIT 99.1

Eneti Inc. Announces Financial Results for the Second Quarter of 2021 and Declares a Quarterly Cash Dividend
MONACO - August 17, 2021 (GLOBE NEWSWIRE) - Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”), today reported its results for the three months ended June 30, 2021.
The Company also announced that on August 16, 2021 its Board of Directors declared a quarterly cash dividend of $0.01 per share on the Company’s common shares.
Results for the Three and Six Months Ended June 30, 2021 and 2020
•For the second quarter of 2021, the Company’s GAAP net income was $13.0 million, or $1.19 per diluted share, including:
◦a gain on vessels sold of approximately $6.5 million, or $0.59 per diluted share, which is primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp. (“Star Bulk”) (NASDAQ: SBLK) and Eagle Bulk Shipping Inc. (“Eagle”) (NASDAQ: EGLE) received as a portion of the compensation for the purchase of certain of our vessels;
◦the write-off of $3.3 million, or $0.30 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and
◦a gain of approximately $13.0 million and cash dividend income of $0.2 million, or $1.21 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and the sale of the Eagle and Star Bulk shares received as part of the consideration for the sales of vessels to these counterparties.

•For the second quarter of 2020, the Company’s GAAP net loss was $45.1 million, or $5.73 per diluted share. These results include a non-cash loss of approximately $13.9 million and cash dividend income of $0.2 million, or $1.74 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., and a write-off of approximately $0.4 million, or $0.05 per diluted share, of deferred financing costs related to debt repayments on vessels sold in the second quarter of 2020.
•Total vessel revenues for the second quarter of 2021 were $37.7 million, compared to $26.2 million for the same period in 2020.
•Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the second quarter of 2021 was $19.7 million and EBITDA for the second quarter of 2020 was a loss of $20.6 million (see Non-GAAP Financial Measures below).
•For the second quarter of 2021, the Company’s adjusted net income was $9.9 million, or $0.90 adjusted per diluted share, which excludes the impact of the gain of approximately $6.5 million related to the Company’s previously announced plan to exit the dry bulk industry due to an increase in the fair value of the assets to be received in exchange for certain vessels and changes in related selling costs as described above and the write-off of $3.3 million of deferred financing costs on repaid credit facilities related to certain vessels that have been sold.
•For the second quarter of 2020, the Company’s adjusted net loss was $44.7 million, or $5.68 adjusted per diluted share, which excludes the write-off of approximately $0.4 million of deferred financing costs related to debt repayments on to vessels sold in the second quarter of 2020.
•Adjusted EBITDA for the second quarter of 2021 was $13.2 million compared to a $20.6 million loss in the prior year period (see Non-GAAP Financial Measures below).
•For the first half of 2021, the Company’s GAAP net income was $54.9 million, or $5.03 per diluted share, including:

◦a gain on vessels sold of approximately $22.0 million, or $2.01 per diluted share, which is primarily the result of an increase in the fair value of common shares of Star Bulk (NASDAQ: SBLK) and Eagle (NASDAQ: EGLE) received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle;
◦the write-off of $7.0 million, or $0.64 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and
◦a gain of approximately $28.8 million and cash dividend income of $0.4 million, or $2.68 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and the sale of the Eagle and Star Bulk shares received as a portion of the consideration for the vessel sales to these counterparties.
•For the first half of 2020, the Company’s GAAP net loss was $169.8 million, or $23.01 per diluted share, including a loss of approximately $103.0 million and cash dividend income of $0.7 million, or $13.87 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.; a write-down of assets held for sale of approximately $17.0 million, or $2.31 per diluted share, related to the classification of three vessels as held for sale in the first quarter of 2020 (the sales of all three vessels were completed in the second quarter of 2020); and a write-off of approximately $0.4 million, or $0.05 per diluted share, of deferred financing costs on the credit facilities related to those three vessels.
•Total vessel revenues for the first half of 2021 were $97.5 million, compared to $67.0 million for the same period in 2020. EBITDA for the first half of 2021 was $71.7 million and EBITDA for the first half of 2020 was a loss of $120.7 million (see Non-GAAP Financial Measures below).
•For the first half of 2021, the Company’s adjusted net income was $39.9 million, or $3.66 adjusted per diluted share, which excludes the impact of a gain subsequent to an increase in fair value less costs to sell related to the assets held for sale of $22.0 million and the write-off of deferred financing costs on the related credit facilities of $7.0 million. Adjusted EBITDA for the first half of 2021 was $49.7 million (see Non-GAAP Financial Measures below).
•For the first half of 2020, the Company’s adjusted net loss was $152.4 million, or $20.65 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of $17.0 million and the write-off of deferred financing costs on the related credit facilities of $0.4 million. Adjusted EBITDA for the first half of 2020 was a loss of $103.7 million (see Non-GAAP Financial Measures below).
Liquidity
As of August 13, 2021, the Company had approximately $41.7 million in cash and cash equivalents. The Company also continues to hold approximately 2.16 million common shares of Scorpio Tankers Inc. (NYSE: STNG).
Seajacks Transaction
On August 12, 2021, the Company completed a previously announced transaction whereby one of its wholly-owned direct subsidiaries acquired from Marubeni Corporation, INCJ Ltd and Mitsui OSK Lines Ltd. (together, the “Sellers”) 100% of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), for consideration of approximately 8.13 million shares, $302 million of assumed net debt, $71 million of newly-issued redeemable notes, and $12 million of cash. Upon completion, 7,000,000 common shares and 700,000 preferred shares were issued to the Sellers with the remainder expected to be issued prior to the end of 2021.
Seajacks (www.seajacks.com) was founded in 2006 and is based in Great Yarmouth, UK. It is one of the largest owners of purpose-built self-propelled WTIVs in the world and has a track record of installing wind turbines and foundations dating to 2009. Seajacks’ flagship, NG14000X design “Seajacks Scylla”, was delivered from Samsung Heavy Industries in 2015, and it is currently employed in Asia. Seajacks also owns and operates the NG5500C design “Seajacks Zaratan” which is currently operating in the Japanese market under the Japanese flag, as well as three NG2500X specification WTIVs.
Dry Bulk Exit
During July 2021, the Company completed its exit from the business of dry bulk commodity transportation. The following table summarizes when the Company delivered the vessels to their respective buyers.

	Ultramax Vessels		Kamsarmax Vessels		Total Vessels
Quarter	# of Vessels	Sales Price ($000’s)	# of Vessels	Sales Price ($000’s)	# of Vessels	Sales Price ($000’s)
Unsold Vessels at September 30, 2020	33		16		49
Q4 2020	5	$88,460	3	$54,865	8	$143,325
Q1 2021	11	$187,333	7	$123,127	18	$310,460	(1)(2)
Q2 2021	17	$294,576	5	$98,566	22	$393,142	(3)(4)(5)
Q3 2021: July 1 - July 19	0	$0	1	$20,339	1	$20,339	(6)
Total Vessels Sold	33	$570,369	16	$296,897	49	$867,266
Unsold Vessels	0		0		0
(1) Includes approximately $89.3 million of debt assumed or reimbursed to the Company by buyer
(2) Excludes approximately 2.6 million shares of Star Bulk common stock
(3) Includes approximately $78.3 million of debt assumed by buyers
(4) Excludes approximately 0.4 million shares of Star Bulk common stock
(5) Excludes a warrant for 212,315 shares of Eagle common stock
(6) Includes approximately $18.3 million of debt assumed by buyer
Sale of Five Vessels

During the second quarter of 2021, the Company entered into binding agreements with counterparties in Japan to transfer the existing lease finance arrangements of the SBI Tango, SBI Echo, and SBI Hermes, Ultramax bulk carriers built in 2015, 2015, and 2016 respectively, and SBI Rumba and SBI Samba, Kamsarmax bulk carriers built in 2015, to affiliates of Scorpio Holdings Limited (“SHL”) for consideration of $16.0 million. This transaction was approved by the Company’s independent directors in January 2021. As of July 2021, the Company transferred all five vessels and the related debt to SHL.

Star Bulk and Eagle Common Shares

During May 2021, the Company sold approximately 0.4 million common shares of Star Bulk, which it received as partial compensation for the SBI Pegasus for net proceeds of $7.7 million. Star Bulk also assumed debt of $12.7 million and the Company was reimbursed for the February 2021 debt payment that was made in advance.

During June 2021, the Company sold approximately 0.2 million common shares of Eagle, which it received as partial consideration for the SBI Virgo for net proceeds of $10.2 million. The Company also received cash proceeds of $15.0 million as part of the purchase price.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of June 30, 2021 and August 13, 2021, are as follows (dollars in thousands):

	As of June 30, 2021	As of August 13, 2021
Credit Facility	Amount Outstanding
$21.4 Million Lease Financing - SBI Samba	$18,212	—
$60.0 Million ING Loan Facility	—	40,000
$87.7 Million Subordinated Debt	—	87,650
$70.7 Million Redeemable Notes	—	70,686
Total	$18,212	$198,336

As part of the Seajacks transaction, the Company:
•Drewdown $40.0 million on a $60.0 million a senior secured non-amortizing revolving credit facility from ING Bank N.V. The credit facility, which includes sub-limits for performance bonds, and is subject to other conditions for full availability, has a final maturity of August 2022 and bears interest at LIBOR plus a margin of 2.45% per annum.
•Assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the Sellers, which bears interest at 1.0% until November 30, 2021, 5.5% from December 1, 2021 and 8.0% from January 1, 2022.
•Issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and bears interest at 5.5% until December 31, 2021 and 8.0% afterwards.
•Repaid the existing secured debt of approximately $267.5 million.
Quarterly Cash Dividend
In the second quarter of 2021, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.05 per share totaling approximately $0.6 million.
On August 16, 2021, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about September 15, 2021, to all shareholders of record as of August 31, 2021. As of August 17, 2021, 18,233,604 common shares and 700,000 preferred shares were outstanding.
Share Repurchase Program
As of August 17, 2021, the Company had $31.9 million remaining under the authorized share repurchase program. The Company did not repurchase any securities during the three months ended June 30, 2021.
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. During the first quarter of 2021, the dry bulk charter market saw a significant recovery, however future charter rates remain highly dependent on the duration and continuing impact of the COVID-19 pandemic, as evidenced by the recent resurgence of cases in India and other parts of the world. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition, including its planned transition towards marine-based renewable energy, will depend on future developments, which are highly uncertain and cannot be predicted.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended June 30,		Six Months ended June 30,
	2021	2020	2021	2020
Revenue:
Vessel revenue	$37,651	$26,166	$97,480	$66,990
Operating expenses:
Voyage expenses	8,502	1,460	14,582	2,820
Vessel operating costs	8,240	22,251	23,850	46,935
Charterhire expense	17,366	4,476	29,346	9,174
Vessel depreciation	—	12,680	—	25,023
General and administrative expenses	5,134	6,777	12,719	13,305
(Gain) loss / write-down on assets sold or held for sale	(6,452)	—	(21,984)	17,009
Total operating expenses	32,790	47,644	58,513	114,266
Operating income (loss)	4,861	(21,478)	38,967	(47,276)
Other income (expense):
Interest income	31	49	39	172
Income (loss) from equity investments	13,246	(13,693)	29,217	(102,324)
Foreign exchange (loss) income	(68)	(76)	3	(130)
Financial expense, net	(5,057)	(9,853)	(13,350)	(20,196)
Total other income (expense)	8,152	(23,573)	15,909	(122,478)
Net income (loss)	$13,013	$(45,051)	$54,876	$(169,754)

Earnings (loss) per share:
Basic	$1.22	$(5.73)	$5.16	$(23.01)
Diluted	$1.19	$(5.73)	$5.03	$(23.01)

Basic weighted average number of common shares outstanding	10,626	7,868	10,628	7,379
Diluted weighted average number of common shares outstanding	10,921	7,868	10,907	7,379

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$270,787	$84,002
Accounts receivable	12,473	21,086
Prepaid expenses and other current assets	1,912	16,515
Total current assets	285,172	121,603
Non-current assets
Assets held for sale	17,008	708,097
Equity investments	47,521	24,116
Deferred financing costs, net	—	1,143
Other assets	10,750	13,236
Total non-current assets	75,279	746,592
Total assets	$360,451	$868,195

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$—	$13,226
Capital lease obligations	1,532	32,677
Accounts payable and accrued expenses	13,945	41,113
Total current liabilities	15,477	87,016
Non-current liabilities
Bank loans, net	—	157,511
Capital lease obligations	16,506	351,070
Total non-current liabilities	16,506	508,581
Total liabilities	31,983	595,597
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 31,875,000 shares as of June 30, 2021 and December 31, 2020; outstanding 11,233,604 shares as of June 30, 2021 and 11,310,073 as of December 31, 2020	839	859
Paid-in capital	1,731,718	1,803,431
Common shares held in treasury, at cost; 35,869 shares and 1,934,092 shares at June 30, 2021 and December 31, 2020, respectively	(717)	(73,444)
Accumulated deficit	(1,403,372)	(1,458,248)
Total shareholders’ equity	328,468	272,598
Total liabilities and shareholders’ equity	$360,451	$868,195

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Six Months ended June 30,
	2021	2020
Operating activities
Net income (loss)	$54,876	$(169,754)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted share amortization	3,526	4,019
Vessel depreciation	—	25,023
Amortization of deferred financing costs	652	2,022
Write-off of deferred financing costs	7,028	366
(Gain) loss / write-down on assets held for sale	(19,598)	15,420
Net unrealized (gains) losses on investments	(28,786)	102,980
Dividend income on equity investment	(431)	(656)
Drydocking expenditure	(3,443)	(10,775)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	8,614	(1,269)
Decrease in prepaid expenses and other assets	24,610	12,774
Decrease in accounts payable and accrued expenses	(27,163)	(15,251)
Net cash provided by (used in) operating activities	19,885	(35,101)
Investing activities
Sale of equity investment	63,377	42,711
Dividend income on equity investment	431	656
Proceeds from sale of assets held for sale	482,039	52,518
Scrubber payments	(9,311)	(37,805)
Net cash provided by (used in) investing activities	536,536	58,080
Financing activities
Proceeds from issuance of common stock	—	82,254
Proceeds from issuance of long-term debt	—	110,179
Repayments of long-term debt	(367,105)	(187,624)
Common shares repurchased	(1,407)	—
Dividends paid	(1,124)	(2,011)
Net cash (used in) provided by financing activities	(369,636)	2,798
Increase (decrease) in cash and cash equivalents	186,785	25,777
Cash and cash equivalents, beginning of period	84,002	42,530
Cash and cash equivalents, end of period	$270,787	$68,307

Conference Call on Results:
A conference call to discuss the Company’s results will be held at 10:00 AM Eastern Daylight Time / 4:00 PM Central European Summer Time on August 17, 2021. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 9674972. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/qbrxqqmw

About Eneti Inc.

Eneti Inc. owns and operates five wind turbine installation vessels (“WTIV”s) serving the offshore wind industry and has an additional high specification WTIV under construction. Additional information about the Company is available on the Company’s website www.eneti-inc.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss) and related per share amounts, as well as adjusted EBITDA are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income (loss) and related per share amounts, and adjusted EBITDA.
EBITDA (unaudited)

	Three Months Ended June 30,		Six Months ended June 30,
In thousands	2021	2020	2021	2020
Net income (loss)	$13,013	(45,051)	$54,876	$(169,754)
Add Back:
Net interest expense	1,574	8,430	5,630	17,637
Depreciation and amortization (1)	5,087	15,992	11,206	31,430
EBITDA	$19,674	(20,629)	$71,712	$(120,687)
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net income (loss) (unaudited)

	Three Months Ended June 30,
In thousands, except per share data	2021		2020
	Amount	Per share	Amount	Per share
Net income (loss)	$13,013	$1.19	$(45,051)	$(5.73)
Adjustments:
(Gain) loss / write-down on assets	(6,452)	(0.59)	—	—
Write-off of deferred financing cost	3,315	0.30	366	0.05
Total adjustments	$(3,137)	$(0.29)	$366	$0.05
Adjusted net income (loss)	$9,876	$0.90	$(44,685)	$(5.68)

	Six Months Ended June 30,
In thousands, except per share data	2021		2020
	Amount	Per share	Amount	Per share
Net income (loss)	$54,876	$5.03	$(169,754)	$(23.01)
Adjustments:
(Gain) loss / write-down on assets	(21,984)	(2.01)	17,009	2.31
Write-off of deferred financing cost	7,028	0.64	366	0.05
Total adjustments	$(14,956)	$(1.37)	$17,375	$2.36
Adjusted net income (loss)	$39,920	$3.66	$(152,379)	$(20.65)

Adjusted EBITDA (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands	2021	2020	2021	2020
Net income (loss)	$13,013	(45,051)	$54,876	$(169,754)
Impact of adjustments	(3,137)	366	(14,956)	17,375
Adjusted net (loss) income	9,876	(44,685)	39,920	(152,379)
Add Back:
Net interest expense	1,574	8,430	5,630	17,637
Depreciation and amortization (1)	1,772	15,626	4,178	31,064
Adjusted EBITDA	$13,222	$(20,629)	$49,728	$(103,678)
        (1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms thereof, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Eneti Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)